# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sazmining Inc.
9641 Eagle Ridge Drive
Bethesda, MD 20817
https://www.sazmining.com/

Up to $1,234,989.40 in Common Stock at $13.10
Minimum Target Amount: $14,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Sazmining Inc.
**Address:** 9641 Eagle Ridge Drive, Bethesda, MD 20817
**State of Incorporation:** DE
**Date Incorporated:** May 03, 2018

## Terms:

**Equity**

**Offering Minimum:** $14,999.50 | 1,145 shares of Common Stock
**Offering Maximum:** $1,234,989.40 | 94,274 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $13.10
**Minimum Investment Amount (per investor):** $353.70

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Time-Based Perks**

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 7% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

**Volume-Based Perks**

**Tier 1 Perk** — Invest $750+ and receive access to our Exclusive Sazmining Investor Telegram group

**Tier 2 Perk —** Invest $1500+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet

**Tier 3 Perk** — Invest $3000+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet w/ metal seed plate + a call with our CEO or COO

**Tier 4 Perk** — Invest $10,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free domestic flight to Miami to have dinner with team* + a free Coldcard Bitcoin hardware wallet w/ metal seed plate.

**Tier 5 Perk** — Invest $20,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free GA Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**Tier 6 Perk** — Invest $30,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Industry Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**Tier 7 Perk** — Invest $50,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Whale Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**Tier 8 Perk** — Invest $100,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Whale Bitcoin Miami 2023 ticket + domestic/international business class flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a spot on our podcast/Twitter spaces + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**10% StartEngine Owner's Bonus**

Sazmining will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $13.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,310. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Time & Volume-based in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

**Company Overview**

Sazmining's purpose is to improve the way humanity relates to energy & money.

We make Bitcoin mining accessible to retail investors by sourcing clean energy and maintaining customer's mining rigs, allowing customers to benefit from a passive income stream of Bitcoin sent directly to their Bitcoin wallet.

Our mining rigs run on either clean energy sources like hydropower, or on methane gas that would have otherwise been emitted into the atmosphere. Our mining rigs provide an additional buyer for renewable energy providers, as our rigs are able to purchase energy from renewable sources that are early in development and unable to connect to the grid, thus providing them with a revenue stream while they are in development. Therefore, we believe that Sazmining is not only subsidizing the clean energy sector, but it is also helping to curb humanity's greenhouse gas emissions.

**Business Model**

We earn revenue from selling mining rigs and monthly hosting fees charged to our customers. We do not markup the mining rigs or the monthly hosting costs to the customer.

85% of the Bitcoin mined by the customer's mining rig is sent directly to our customers' Bitcoin wallets.

15% of the Bitcoin mined by the customer's mining rig is sent directly to our company Bitcoin wallet.

Since Sazmining only makes money when our customers produce Bitcoin, we believe that we have a perfect incentive alignment with our customers: we seek to maximize the mining rigs' uptime and Bitcoin production to benefit both the customer and the company.

**Corporate Structure**

Sazmining, Inc. was initially organized as Sazmining LLC, a Delaware limited liability company on 1/16/2018, and converted to a Delaware C-Corporation on 5/3/2018.

*Competitors and Industry*

**Competitors**

Our main competitor is Compass Mining. We hold four competitive advantages over Compass Mining:

They do not have a carbon neutral mandate for their platform, while we do. We are therefore uniquely positioned to cater to customers' growing interest in conscious, environmentally-friendly investing (a 2017 study found that 87% of consumers have a more positive image of a company that supports social or environmental issues and that 68% of millennials purchased a product with a social or environmental benefit in the last year).

**Source for 2017 study:** *https://www.forbes.com/sites/forbesnycouncil/2018/11/21/do-customers-really-care-about-your-environmental-impact/?sh=ebaa01b240d0#:~:text=Do%20Customers%20Really%20Care%20About%20Your%20Environmental%20Impact%3F,supports%20social%20or%20e*

Compass Mining marks up costs throughout the process of getting a customer set up with a mining rig. We pass the costs to the customer and do not intentionally profit on rigs or maintenance costs.

Compass Mining requires customers to purchase their rigs long before they are operational. Meanwhile, we request purchase of the rigs only a month before they are put in operation.

Our pricing model aligns our incentives with the customer: our revenue consists of 15% of the Bitcoin that our retail customers' mine.

**Industry**

Sazmining operates at the intersection of Bitcoin mining and climate change.

Electricity generation in other key bitcoin mining centers are also dominated by renewables, including Iceland (100%), Quebec (99.8%), British Columbia (98.4%), Norway (98%), and Georgia (81%).

**Source for electricity generation**: *https://www.iea.org/commentaries/bitcoin-energy-use-mined-the-gap*

Cleantech investor Daniel Batten has calculated the effects of Bitcoin mining on the environment by taking into account its ability to reduce methane emissions. He has calculated that Bitcoin can be net carbon negative by December 2024, can reduce methane emissions by 23%, and can help us eliminate 0.15 °C of climate change by 2045.

**Sources for effects of Bitcoin mining:**

1. *https://bitcoinmagazine.com/business/bitcoin-mining-can-prevent-climate-change*

2. *https://twitter.com/dsbatten/status/1570624319960788995?lang=en*

A key source of confusion is that people conflate Bitcoin's energy consumption with its carbon emissions: but because Bitcoin miners can harness waste energy and renewables, the network's energy consumption is not a proxy for its carbon footprint.

Renewables are energy sources that naturally replenish, such as hydro, solar, or wind power . Because Sazmining has a carbon neutral mandate, and because renewables are carbon neutral, we employ renewables towards powering our mining rigs. For example, our latest facility in Wisconsin runs on hydropower.

We plan to use methane waste energy for our next facility. We cannot secure this next facility without the capital provided from the StartEngine campaign. Additionally, with additional capital from this StartEngine campaign, we intend to look at securing facilities globally.

*Current Stage and Roadmap*

**Current Stage**

Customers have purchased their Bitcoin mining rigs before our facility went live on January 3, 2023. Now that our facility is live, customers' Bitcoin mining rigs have begun to mine Bitcoin. The mined Bitcoin goes directly to customers' wallets.

**Future Roadmap**

We plan to grow our business in accordance with venture capital-required growth to work towards having the opportunity to potentially have an exit in the future (which we would only consider if there is alignment with Sazmining's mission - to improve the way humanity relates to money and energy).

We plan to use raised money to reserve more clean energy, deliver a better customer experience, and build customer-requested features.

Since our rigs run on carbon-neutral energy, we believe that we can play a part in the Bitcoin network becoming more environmentally friendly as a result of our hopefully-increased market share.

We believe that the Bitcoin network is poised for global adoption. Combined with the recent Bitcoin price depression, we believe that we are providing a great opportunity for customers to begin mining Bitcoin.

## The Team

**Officers and Directors**

**Name:** William Szamosszegi

William Szamosszegi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, Secretary, and Board Member
  **Dates of Service:** January, 2018 - Present
  **Responsibilities:** Will is the CEO & Founder at Sazmining. He is responsible for the vision and growth of the business. He receives $100k annually in compensation and owns 32.7551% of the company's equity.

**Name:** Martin Patrick Hidalgo

Martin Patrick Hidalgo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer & Treasurer
  **Dates of Service:** February, 2022 - Present
  **Responsibilities:** Responsible for tracking, reporting, analyzing, auditing, budgeting, forecasting, and investing every dollar in an out of the company. Patrick receives $100k annually in compensation and owns 2.9316% of the company's equity.

Other business experience in the past three years:

- **Employer:** Bitt
  **Title:** Chief Financial Officer
  **Dates of Service:** August, 2017 - February, 2022
  **Responsibilities:** - Helped the company raise $18MM in equity and notes (created the Series B business tweet, 1 page summary and investment pitch deck). - Collaborated with the team to deploy the world's first CBDC for a currency union (the Eastern Caribbean Currency Union). Other deployments included stablecoins in Barbados, Belize and Ukraine and another CBDC in Nigeria. - Developed a merchant calculator which is still being used on Bitt's website to demonstrate how the mMoney product in Barbados can cut costs. - Guided the company through the Central Bank of Barbados and Financial Services Commission's Fintech regulatory sandbox. - Had complete responsibility for Investor Relations, Financial Planning & Analysis, Forecasting, and Treasury Management. - Helped bring stability while the company cycled through 3 CEOs, 2 COOs, 4 CTOs, 2 CLOs, and 3 different board of directors.

**Name:** Andrew Zoltan Szamosszegi

Andrew Zoltan Szamosszegi's current primary role is with Capital Trade, Incorporated. Andrew Zoltan Szamosszegi currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor and Board Member
  **Dates of Service:** January, 2018 - Present
  **Responsibilities:** I am a member of the board of directors and an original investor. Andrew does not receive a compensation, but owns 38.0750% of the company's equity.

Other business experience in the past three years:

- **Employer:** Capital Trade, Incorporated
  **Title:** Principal
  **Dates of Service:** July, 2005 - Present
  **Responsibilities:** Andrew Szamosszegi is a principal and director at Capital Trade Inc., in Washington, DC. He specializes in international trade consulting and is the firm's treasurer. His consulting work consists of engagements with major law firms representing domestic and international firms in high stakes trade disputes. He has also assisted foreign governments by analyzing the costs and benefits of their potential free trade agreements.

**Name:** Kent Marshall Halliburton

Kent Marshall Halliburton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Operating Officer, and Board Member
  **Dates of Service:** October, 2021 - Present
  **Responsibilities:** Kent oversees all aspects of internal operations, including PnL. Kent receives a compensation of $100k annually in compensation and owns 10.9184% of the company's equity.

Other business experience in the past three years:

- **Employer:** Sazmining Inc.
  **Title:** Energy Advisor
  **Dates of Service:** January, 2021 - September, 2021
  **Responsibilities:** As an Energy Advisor to Sazmining, I conducted energy analysis of various crypto mining opportunities and consulted with Sazmining clients. In addition, I assessed the Sazmining business model and assisted with investor relations and raising capital.

Other business experience in the past three years:

- **Employer:** dcatracker.com
  **Title:** Founder
  **Dates of Service:** March, 2020 - Present
  **Responsibilities:** Providing a global one-stop shop for the simplest, most effective Bitcoin investing strategy.

Other business experience in the past three years:

- **Employer:** Blockforge
  **Title:** Founder
  **Dates of Service:** October, 2018 - October, 2021
  **Responsibilities:** Offering personal and corporate Bitcoin Implementation Strategies: setup, investing strategy, security, tax management, and inheritance.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*We are reliant on one main type of service*
All of our current services are variants on one type of service, providing a platform for Bitcoin mining. Our revenues are therefore dependent upon the market for online capital formation.

*Minority Holder; Securities with Voting Rights*
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease

operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Sazmining, Inc was formed on 01/16/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sazmining, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission), possibly the EPA (Environmental Protection Agency), and other relevant government laws and regulations. The EPA may have the ability to regulate carbon emissions in the future. The EPA may then choose to target the carbon emissions of the Bitcoin mining industry as a whole, despite our Wisconsin facility being carbon neutral. Utilities may change their rate tariffs for Bitcoin mining operation, which would negatively impact future grid-tied facilities. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their

work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sazmining, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sazmining, Inc could harm our reputation and materially negatively impact our financial condition and business.

*The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility*

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

*Facility Security Risk*

Facility security risks include those associated with location, personnel, and weather/acts of nature which could negatively impact the company's profitability. Any or all of these could lead to theft, vandalism, or extensive property damage. Sazmining ensures that the facility has proper security protocols & procedures regarding access and maintenance to minimize the risk of theft or vandalism. Additionally, we plan to purchase various layers of insurance as applicable to each facility and hosting contract we sign.

*Asset Security Risk*

Asset security risks include those associated with the holding and storing of mined bitcoin. Mined bitcoin could be lost if there is a breach of the cold wallet storage facility or if there is a breach of the hot wallet used to temporarily store bitcoin. Since the mined bitcoin represents the realized profit of the company, a security breach would directly affect the profitability. Additionally, a security breach would negatively impact the overall reputation of Sazmining and Sazmining's credibility as a miner. Proper risk management around digital asset custody will mitigate risk and ensure Sazmining can scale to service large institutional capital. Sazmining is fully verified as an institutional partner of Coinbase Prime. We intend to utilize reputable custodial services of Coinbase or Anchorage once we increase our volume of digital asset transactions.

*Energy Risk*

Energy risks include those associated with the cost and delivery of energy and the general energy market as a whole. If energy costs increase unexpectedly or if energy delivery becomes unreliable, the hosting facilities whom we contract with could experience temporary closures that would adversely impact the operability and subsequent profitability of the company. The risk would increase if the underlying energy becomes increasingly volatile. The contracts we sign stipulate a minimum uptime of energy generation with compensatory recourse when the minimum is not met. Minimum uptime is typically 95% in a behind-the-meter arrangement (the remaining 5% is typically sold to the grid in times of elevated demand, but profit sharing of the 5% is also typical). Contracts for methane facilities would have similar provisions. More importantly, since many methane facilities are off-grid without the ability to sell power back to it, the contractual uptime guarantees are expected to be higher. Sazmining is well-connected in the methane & renewable energy industries in order to mitigate energy risk. We are focused on having a reliable pipeline of operational energy partners to mitigate energy risk and maximize risk-adjusted returns for shareholders.

*Depreciation Risk*

Depreciation risks include those associated with the value of the physical assets within the mining facility and the value of the mining facility as a whole. If assets were to depreciate beyond forecasted values, the costs associated with maintaining and upgrading the facility become increasingly unpredictable, which could adversely affect the profitability of the mine. Similarly, if the value of the mining facility were to depreciate beyond forecasted value, collateralization could become increasingly difficult to maintain. Under our current strategy, we do not own facilities or mining rigs and therefore do not have any depreciation risk. Sazmining has a Master Services Agreement with the property owner at the Wisconsin site.

*Regulatory Risk*

Regulatory risks include those associated with restrictions imposed by involved governments and regulating agencies. New regulations could require Sazmining to devote additional time and resources that were initially not required, which could adversely affect the profitability and efficiency of the company. The risk increases if overall geopolitical sentiment towards Bitcoin and Bitcoin mining becomes increasingly unfavorable. Sazmining is in conversations with leading lobbying groups in the Bitcoin mining and energy sector, such as the Satoshi Action Fund. We approach the energy industry with a renewable or carbon-negative focus to stay in-line with ESG requirements. Sazmining is providing education on combating climate change with methane-powered Bitcoin mining. The White House recently cited methane-fueled Bitcoin mining as an environmentally responsible way to mine Bitcoin. Sazmining is mitigating regulatory risk by aligning with responsible ESG policies. We are mitigating regulatory risk and positioning Sazmining to benefit from policymakers in order to maximize risk-adjusted returns. Jurisdictional Risk Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks. Sazmining is mitigating individual country risk by evaluating sites across the globe. Through our network, Sazmining has potential access to facilities around the world. This would allow us to move miners to a more favorable jurisdiction so that we could continue our operations. This would undoubtedly add costs not contemplated in our forecast model.

*Jurisdictional Risk*

Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks.

*Tax Risk*

Tax risks include those associated with the taxation of revenues and expenses realized from mining bitcoin. If there are changes in tax law or the interpretation of tax law, the profitability of the mine could be negatively impacted. Sazmining will evaluate the best approach for growing the enterprise value of our projects and minimizing unnecessary tax burdens through proper risk-adjusted growth. Staying up to date with tax law will ensure Sazmining maintains compliance with tax law.

*Black Swan Risk*
Black swan risks include those associated with unpredictable events that are beyond what is normally expected. If a severe event occurs, the widespread impacts could adversely affect the profitability and operability of the company. The risk increases if the geopolitical landscape becomes increasingly tumultuous and if market rationalization becomes increasingly poor. Sazmining has weathered multiple "Black Swan" events since January 2018. These include two 70+% drawdowns in the price of crypto, and 2 massive hashrate difficult adjustments due to regulatory changes (in China & the US) around Bitcoin mining. Sazmining's leadership has learned valuable lessons on risk mitigation to reduce risk in the event of a Black swan event.

*Third-Party Risk*
Third-party risks include those associated with outside party's abilities and willingness to perform necessary services or activities. If an outside party is unable or unwilling to provide contracted products and/or services, the operability and profitability of the company could be negatively impacted. Similarly, third parties may adversely affect the company if they are operating with a high level of third-party risk themselves, or if the conditions of their underlying markets become unfavorable. Sazmining will use our industry expertise on PPAs, hosting contracts, and due diligence on industry counter-parties to mitigate Third-Party Risk associated with necessary contracted services or activities. Sazmining's influence and network in the Bitcoin mining and energy industry allow us to do greater diligence when evaluating 3rd party partners. Sazmining's diligence on Third-Party Partners significantly mitigates the risk of performance failures and defaults. We recognize that reliable service from counter-parties is important for maximizing risk-adjusted returns for our shareholders.

*General Market Risk*
General market risks include those associated with broad market movements unrelated to any specific asset. If the overall performance of financial markets becomes increasingly poor, the company could become less profitable. Since Bitcoin is commonly viewed as a high-risk asset, it is possible that the Bitcoin and Bitcoin mining markets experience significant declines in price. Sazmining's expertise in the Bitcoin and Bitcoin mining industry leads us to limit volatility by locking in gains or holding but using hedging instruments. We will continue to practice a risk-adjusted approach to maximizing returns.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Andrew Szamosszegi | 521,810 | Common Stock | 38.075% |
| William Szamosszegi | 500,000 | Common Stock | 36.4836% |

## The Company's Securities

The Company has authorized Common Stock, and Convertible. As part of the Regulation Crowdfunding raise, the Company will be offering up to 94,274 of Common Stock.

*Common Stock*

The amount of security authorized is 10,000,000 with a total of 1,526,480 outstanding.

*Voting Rights*

One vote per share. Please see voting rights of securities sold in this offering below.

*Material Rights*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Warrants**

The total amount outstanding includes 59,132 shares to be issued pursuant to outstanding warrants.

**Stock Options**

The total amount outstanding includes 332,471 total shares to be issued pursuant to stock options reserved in the stock plan, with 47,229 reserved but unissued.

*Convertible*

The security will convert into Common stock and the terms of the Convertible are outlined below:

**Amount outstanding:** $880,100.00
**Maturity Date:** July 31, 2023
**Interest Rate:** 4.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $25,000,000.00
**Conversion Trigger:** Next Equity Financing, Maturity Conversion, or Corporate Transaction.

*Material Rights*

**2.2 Conversion of the Notes.**

a) **Next Equity Financing.**

At the Lender's option, the principal amount of each Note and any accrued and unpaid interest thereon will be converted into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares to be issued upon such conversion shall be equal to the quotient of (i) the Outstanding Balance on the date of conversion, divided by (ii) the Next Equity Financing Conversion Price. The issuance of Conversion Shares pursuant to the conversion of each Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Next Equity Financing, except that the aggregate liquidation preference of such Conversion Shares shall be equal to the aggregate outstanding principal of all Notes and all accrued and unpaid interest thereon.

(b) **Maturity Conversion.**

If the Next Equity Financing or a Corporate Transaction has not occurred on or before the Maturity Date, the Outstanding Balance shall, at the election of the Lender, be converted into Conversion Shares. The number of Conversion Shares to be issued upon conversion shall be equal to the quotient obtained by dividing (i) the Outstanding Balance by (ii) the Maturity Conversion Price. Any election by the Lender to convert the Notes pursuant to this Section 2.2(b) shall be made in writing and delivered to the Company at least five (5) business days prior to the Maturity Date.

(c) **Corporate Transaction.**

In the event of a Corporate Transaction prior to full payment of a Note or prior to the time when a Note shall be converted as provided in Section 2.2(a) or Section 2.2(b), then the Company shall pay Lender, from the proceeds of the Corporate Transaction, the greater of (i) one times (1x) the Outstanding Balance or (ii) such amount as would have been payable to such Lender if such holder's Note were converted into Conversion Shares immediately before the Corporate Transaction. For purposes of clause (ii) above, the number of Conversion Shares that would be issuable (or deemed issuable) upon such conversion (or deemed conversion) shall be equal to the quotient of (x) the Outstanding Balance, on the date of conversion, divided by (y) the Corporate Transaction Conversion Price. The Company shall notify the holders of the Notes of the closing of a Corporate Transaction at least five (5) business days prior to the expected closing of such Corporate Transaction. Such notice shall include any information generally provided by the Company to the holders of the Company's Common Stock in connection with Corporate Transactions, if any.

(d) **No Fractional Shares.**

Upon the conversion of a Note into Conversion Shares, in lieu of any fractional shares to which the holder of the Note would otherwise be entitled, the amount of Conversion Shares issuable to the holder of a Note shall be rounded up or down to the nearest whole number. (e) Mechanics and Effect of Conversion. The Company shall not be required to issue or deliver the Conversion Shares (or proceeds paid to the holder of a Note) until the holder of the Note has surrendered the Note to the Company. Such conversion or payment may be made contingent upon the closing of the Next Equity Financing or Corporate Transaction. Upon conversion of a Note or payment thereof, the Company will be forever released from all of its obligations and liabilities under the Note, including, without limitation, with respect to any obligations regarding payment of any principal and accrued interest.

## What it means to be a minority holder

As a minority holder of Common Stock in this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  **Final amount sold:** $50,000.00
  **Use of proceeds:** Startup Funds
  **Date:** January 27, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,010,017.00
  **Number of Securities Sold:** 1,010,017
  **Use of proceeds:** Startup Funds
  **Date:** July 26, 2021
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $100,000.00
  **Use of proceeds:** Startup Funds.

**Date:** January 18, 2022
**Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $500,000.00
  **Use of proceeds:** Startup Funds.
  **Date:** April 14, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $100,000.00
  **Use of proceeds:** Startup Funds
  **Date:** February 11, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $30,000.00
  **Use of proceeds:** Startup Funds
  **Date:** February 26, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $25,000.00
  **Use of proceeds:** Startup Funds
  **Date:** February 28, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $50,000.00
  **Use of proceeds:** Startup Funds
  **Date:** March 28, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $50,000.00
  **Use of proceeds:** Startup Funds
  **Date:** April 14, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $25,000.00
  **Use of proceeds:** StartupFunds
  **Date:** April 29, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

## Results of Operations

**Circumstances which led to the performance of financial statements:**

**Revenue**

Revenue for fiscal year 2020 was $34,638.12 compared to $397,107.34 in fiscal year 2021.

All of the income in 2020 was generated from Bitcoin mining. That was discontinued in 2021. The focus in 2021 was consulting and selling mining rigs. During 2021, Sazmining consulted with other mining companies. We stopped offering those consulting services by the end of 2021.

**Cost of sales**

Cost of Sales for fiscal year 2020 was $15,330.00 compared to $19,202.00 in fiscal year 2021.

There was an increase in the cost of sales, but the nominally low amount was for hosting fees. The hosting fee increase was based on the vendors pricing and even though mining did not occur, the fee was still incurred.

**Gross margins**

Gross margins for fiscal year 2020 were $19,308.12 compared to $377,905.34 in fiscal year 2021.

The gain in gross margins from 2020 to 2021 was directly related to a change in business focus and a dramatic increase in revenue due to Sazmining's 2021 consulting services, while keeping the cost of sales basically the same.

**Expenses**

Total operating expenses for fiscal year 2020 were $115,870, compared to $359,316 in fiscal year 2021.

The large increase in expenses was due to a ramping up of the business and the heavy use of contractors. Contractors as a percentage of total expenses were 41% in 2020 and 46% in 2021. Additionally, professional services (legal and accounting) as a percentage of total expenses were 37% in 2020 and 33% in 2021. These two categories represented roughly 80% of the total expenses in both years.

**Historical results and cash flows:**

The Company is currently in the initial production stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because while we have collected revenue for hardware sales our flagship facility revenue will occur in January 2023. Past cash was primarily generated through revenues from alternative services. Our goal is to generate at least $1MM in revenue in 2023 from bitcoin mining operations.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of January, 2022, the Company has capital resources available in the form of $195,000 cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are critical to our company operations. These funds are required to support payroll, marketing, software.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 86% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The Company plans on using the funds raised from the StartEngine to pay for payroll, marketing, and software until the Company can obtain additional financing. If the Company were only able to raise the minimum amount, the Company would use the cash on hand to pay for all non-payroll needs. The Company would switch to a sweat equity compensation model for its employees. The Company's current burn rate is roughly $150,000 per month, of which about 80% is payroll-related. Switching to a sweat equity model would drop the Company's burn rate to approximately $30,000 per month. This would allow the Company to operate for about 6 months with the minimum amount raised.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $150,000 for expenses related to payroll, marketing, software.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has contemplated additional future sources of capital including a Letter of Intent for maximum $10MM debt/equity (provided we acquire $1M to put in escrow), $25MM in project-based debt financing, and up to $150K in lines of credit ($71,700 already confirmed).

## Indebtedness

- **Creditor:** SBA EIDL Loan
  **Amount Owed:** $3,700.00
  **Interest Rate:** 3.75%
  **Maturity Date:** May 09, 2050

- **Creditor:** Promissory Note - Andrew Szamosszegi
  **Amount Owed:** $10,000.00
  **Interest Rate:** 8.0%
  **Maturity Date:** July 01, 2023

## Related Party Transactions

- **Name of Entity:** Andrew Szamosszegi
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** On July 1, 2021, the company entered into a Line of Credit promissory note with Andrew Szamosszegi, one of the biggest shareholders.
  **Material Terms:** The note bears an interest rate of 8% per annum and the note shall be due and payable on July 1st, 2023. As of December 31, 2021, the outstanding note is in the amount of $10,000.

## Valuation

**Pre-Money Valuation:** $19,996,888.00

**Valuation Details:**

The Company has employed the following methodologies to reach its valuation: 1) Venture Capital, 2) Valuation Step Up, 3) Scorecard, and 4) Revenue Multiple multiple method.

**1. Venture Capital Method**

The Venture Capital method is the most widely recognized method of valuation for early stage companies. It also helps frame the company as one that a VC might invest in if the company is pre-VC. It calculates the terminal value of the firm based on the revenues in the year the company expects to be sold (VC focus on 5 years) and then discounts that back by an IRR of 60% so that the investment will generate a 10X return.

We are currently projecting revenues of $63.8MM within 5 years. The VC model assumes the company will be sold in year 5.

We are assuming that over those 5 years, we will have the capacity to go from 1 facility to 12, 1 megawatt (MW) to 256 MW, 360 customers to 85,000 customers, and 7 full-time employees (FTEs) to 169 FTEs. We have also made various assumptions about the price of Bitcion, network difficulty, and hash rate improvements over time.

The first terminal value is calculated by taking that projected revenue number, multiplying it by an assumed net profit margin percentage (59% in this case), and then multiplying that by an industry P/E ratio (10 in this case). The second terminal value used the revenue multiple generated in the Revenue Multiple method and multiplies that by the projected revenue number. The average of those two numbers is taken and then discounted back by an IRR of 60% over 5 years to get the post-money valuation. The amount raised is subtracted from that number to get the pre-money valuation.

This gave us a pre-money valuation of $30MM.

**2. Valuation Step Up Method**

The Valuation Step Up method uses the amount raised in the prior equity round and the percent that those shares are of the fully diluted shares to get a post round valuation. That valuation is then multiplied by an average financing step up multiple based on industry proxy deals.

Here, we used our May 5, 2021 Reg. D offering as our prior equity round. In this raise, we sold equity for a total of $1,010,017.

There are no share figures used in this calculation. The formula is: ((dollars raised in the prior round / the ownership % of that round) + dollars raised in the prior round) * step up multiple = new pre-money valuation. We calculated the step up multiple using several publicized step up rounds of other Bitcoin mining companies (Blockmatrix, Compute North, Genesis Digital Assets, and Blockware Mining) to get an average step up multiple. We then discounted that multiple by the drop in Bitcoin price ($5.67) to reflect a more current multiple (20/68).

This gave us a pre-money valuation of $26MM.

***Reg. D Offering source:*** https://www.sec.gov/Archives/edgar/data/1896518/000189651821000001/xslFormDX01/primary_doc.xml

**3. The Scorecard Method**

The Scorecard method breaks down the components of startups much like the topics in an investment pitch deck and then has subtopics for each topic. The topic levels are weighted and sum to 100%. Each subtopic is scored based on the stage of the company. The subtopic scorings add or subtract to each topic's weighted score. Each sub-factor contributes to the factor. The premise is that each factor contributes to a decision about the strength of the company. The summary score is then multiplied by an industry average pre-money valuation for a similar company at that stage.

The median pre-money valuation for startups in the space were $70 million, up 141% compared to $29 million across all VC deals. We then multiplied this by (20/68) which reflected the drop of the price of Bitcoin. This is how we estimated the valuation drops for Bitcoin-related companies.

***Source:*** https://blockworks.co/news/report-vcs-invested-33b-in-crypto-and-blockchain-startups-in-2021

The following topcis made up this valuation- a) Strength of Team, b) Size of Opportunity, c) Strength of the Product, d) Competitive Marketplace, e) Marketing/ Sales/ Partners, f) Need for additional funding, and g) "Other" factors.

The indicators and values are as follows: 0 0 - -1 -- -2 --- -3 + 1 ++ 2 +++.

a) **Strength of Team**

-30% Experience

-Many years of business experience: +

-Experience in this business sector: ++

-Experience as a CEO: +++

-Experience as a COO, CFO, CTO: ++

-Experience as a product manager: +

-Experience in sales or technology: -

-No business experience: ---

-Willing to step aside, if necessary, for an experienced CEO:

-Unwilling ---

-Neutral 0

-Willing +++

-Is the founder coachable?

-No: ---

-Yes: +++

-One competent player in place: 0

-Team identified and on the sidelines: +

-How complete is the management team?

-Entrepreneur only: -

-Competent team in place: +++

b) **Size of Opportunity**

-25% Size of the target market

-(Total sales):

-< $50 million: --

-$100 million: +

-> $100 million: ++

-Potential for revenues of target company in five years:

- < $20 million: --

-$20 to $50 million: ++

-> $100 million (will require significant additional funding): -

c) **Strength of the Product**

-Strength of the Product and Intellectual Property 15%

-Is the product defined and developed?

-Not well define, still looking a prototypes: ---

-Well defined, prototype looks interesting: 0

-Good feedback from potential customers: ++

-Orders or early sales from customers: +++

-Is the product compelling to customers?

-This product is a vitamin pill: ---

-This product is a pain killer: ++

-This product is a pain killer with no side effects: +++

-Can this product be duplicated by the others?

-Easily copied, no intellectual property: ---

-Duplication difficult: 0

-Product unique and protected by trade secrets: ++

-Solid patent protections: +++

d) **Competitive Environment**

-10% Strength of competitors in this marketplace

-Dominated by a single large player: --

-Dominated by several players: -

-Fractured, many small players: ++

-Strength of competitive products

-Competitive products are excellent: --

-Competitive products are weak: +++

e) **Marketing/ Sales/ Partners**

-Marketing/Sales/Partners 10%

-Sales channels, sales, and marketing partners haven't even discussed sales channels: ---

-Key beta testers identified and contacted: ++

-Channels secure, customers placed trial orders: +++

-No partners identified: --

-Key partners in place: ++

f) **Need for additional funding**

-Need for additional rounds of funding 5%

-None: +++

-Another angel round: 0

-Need venture capital: --

g) **"Other" factors**

-Other 5%

-Positive other factors: ++

-None: 0

-Negative other factors: --

Each of the weighting values are multiplied by each adjustment indicator. These are summed to get a company multiple. That multiple is applied to an assumed pre-money valuation. We used the average here

***Source:*** https://blockworks.co/report-vcs-invested-33b-in-crypto-and-blockchain-startups-in-2021/

This gave us a pre-money valuation of $29MM.

**4. The Revenue Multiple Method**

a) The Revenue Multiple method creates an average market capitalization/revenue multiple from publicly traded proxy companies. This multiple is then applied to the projected sales of the company. This gave us a pre-money valuation of $26MM.

The publicly traded proxy companies we looked at were Core Scientific, Inc. (OTCM:CORZQ), Greenidge Generation Holdings Inc. (XNAS:GREE), Mawson Infrastructure Group Inc. (XNAS:MIGI), Stronghold Digital Mining, Inc. (XNAS:SDIG), Argo Blockchain PLC (XNAS:ARBK), Bitfarms Ltd. (XNAS:BITF), Digihost Technology Inc. (XNAS:DGHI), Iris Energy Ltd. (XNAS:IREN), Cleanspark, Inc. (XNAS:CLSK), Bit Digital, Inc. (XNAS:BTBT), HIVE Blockchain Technologies Ltd. (XTSX:HIVE), Hut 8 Mining Corp. (XNAS:HUT), Riot Platforms, Inc. (XNAS:RIOT), Applied Digital Corporation (XNAS:APLD), and Marathon Digital Holdings, Inc. (XNAS:MARA).

The workbook that we use has a live data feed so the numbers behind the multiples change constantly. Right now the average market capitalization/revenue multiple would be 12.32. We reached the capitalization/ revenue multiple by sorting the market cap/revenue multiple, throwing out the highest and lowest figures, and took an average of the remaining multiples.

We calculated our projected sales by examining the named revenue of the above publicly-traded proxy companies. These figures are stated below:

Core Scientific, Inc. (OTCM:CORZQ) $162,600,000. Greenidge Generation Holdings Inc. (XNAS:GREE) $29,400,000. Mawson Infrastructure Group Inc. (XNAS:MIGI) $28,300,000. Stronghold Digital Mining, Inc. (XNAS:SDIG) $24,800,000. Argo Blockchain PLC (XNAS:ARBK) $11,800,000. Bitfarms Ltd. (XNAS:BITF) $33,300,000. Digihost Technology Inc. (XNAS:DGHI) $3,700,000. Iris Energy Ltd. (XNAS:IREN) $12,400,000 CLEANSPARK, INC. (XNAS:CLSK) $26,200,000. Bit Digital, Inc. (XNAS:BTBT) $9,100,000. HIVE Blockchain Technologies Ltd.

(XTSX:HIVE) $29,600,000. Hut 8 Mining Corp. (XNAS:HUT) $31,700,000. Riot Platforms, Inc. (XNAS:RIOT) $46,300,000. Applied Digital Corporation (XNAS:APLD) $8,500,000. Marathon Digital Holdings, Inc. (XNAS:MARA) $12,700,000.

Taking the above figures into account, we also estimated our 2023 mining revenue, rig deposits, full payment revenue, and hosting revenue would be approximately $4,500,000.

b) We threw out the valuation results using the Kevin Learned and Simplified NPV methods because we thought they were too high ($42MM and $37MM), took an average of the four methodologies above and then discounted that again by ~25% because of current market conditions.

This gave us a pre-money valuation of $26MM.

Disclaimer

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has 1 class of stock (Common Stock); (ii) all outstanding options, warrants, and other securities with a right to acquire shares are not exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $880,100 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

### Use of Proceeds

If we raise the Target Offering Amount of $14,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Services Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,989.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  32.5%
  We will use 32.5% of the funds raised for market and customer research, new product development and market testing.
- *Working Capital*
  62.0%
  We will use 62% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

### Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.sazmining.com/ (www.sazmining.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/sazmining

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sazmining Inc.

*[See attached]*

# SAZMINING, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sazmining, Inc.
Bethesda, Maryland

We have reviewed the accompanying financial statements of Sazmining, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

January 20, 2023
Los Angeles, California

**SAZMINING INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | **2021** | **2020** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 60,030 | $ 39,476 |
| Acccounts Receivable, net | - | 1,200 |
| **Total Current Assets** | **60,030** | **40,676** |
| | | |
| Property and Equipment, net | 12,019 | 23,467 |
| Intangible Assets | 42,044 | 904 |
| **Total Assets** | **$ 114,093** | **$ 65,047** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Credit Cards | $ 52,289 | $ 8,924 |
| Current Portion of Loans and Notes | 228 | - |
| Accrued Interest | 540 | - |
| **Total Current Liabilities** | **53,057** | **8,924** |
| | | |
| Promissory Notes and Loans | 13,472 | 3,700 |
| **Total Liabilities** | **66,529** | **12,624** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 11 | 11 |
| Additional Paid in Capital | 319,640 | 251,436 |
| Retained Earnings/(Accumulated Deficit) | (272,087) | (199,023) |
| | | |
| **Total Stockholders' Equity** | **47,564** | **52,423** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$ 114,093** | **$ 65,047** |

*See accompanying notes to financial statements.*

**SAZMINING INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 397,107 | $ | 34,638 |
| Cost of Goods Sold | | 19,202 | | 15,330 |
| Gross profit | | 377,905 | | 19,308 |
| | | | | |
| Operating expenses | | | | |
| General and Administrative | | 317,060 | | 113,713 |
| Sales and Marketing | | 42,256 | | 2,157 |
| Total operating expenses | | 359,316 | | 115,870 |
| | | | | |
| Operating Income/(Loss) | | 18,590 | | (96,561) |
| | | | | |
| Interest Expense | | 540 | | - |
| Other Loss/(Income) | | 91,113 | | 2,153 |
| Income/(Loss) before provision for income taxes | | (73,064) | | (98,714) |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net Income/(Net Loss)** | **$** | **(73,064)** | **$** | **(98,714)** |

*See accompanying notes to financial statements.*

**SAZMINING INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

**(UNAUDITED)**

| (in , $US) | Common Stock | | Additional Paid In | Retained earnings/ | Total Shareholder |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | (Accumulated Deficit) | Equity |
| **Balance—December 31, 2019** | 1,000,000 | **$ 10** | **$ 100,267** | **$ (100,309)** | **$ (32)** |
| Issuance of Stock | 53,285 | 1 | 149,479 | | 149,480 |
| Share-Based Compensation | | | 1,689 | | 1,689 |
| Net income/(loss) | | | | (98,714) | (98,714) |
| **Balance—December 31, 2020** | 1,053,285 | 11 | 251,436 | $ (199,023) | **$ 52,423** |
| Issuance of Stock | 81,592 | 1 | 60,363 | | 60,363 |
| Share-Based Compensation | | | 7,842 | | 7,842 |
| Net income/(loss) | | | | (73,064) | (73,064) |
| **Balance—December 31, 2021** | **1,134,877** | **$ 11** | **$ 319,640** | **$ (272,087)** | **$ 47,564** |

*See accompanying notes to financial statements.*

**SAZMINING INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (73,064) | $ | (98,714) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of Property | | 11,448 | | 5,724 |
| Share-based Compensation | | 7,842 | | 1,689 |
| Changes in operating assets and liabilities: | | | | |
| Acccounts receivable, net | | 1,200 | | (1,200) |
| Credit Cards | | 43,364 | | 1,434 |
| Accrued Interest | | 540 | | - |
| **Net cash provided/(used) by operating activities** | | **(8,670)** | | **(91,067)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Cryptocurrencies | | (41,139) | | - |
| Sale of Cryptocurrencies | | | | 20,262 |
| **Net cash provided/(used) in investing activities** | | **(41,139)** | | **20,262** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 60,363 | | 149,480 |
| Borrowing on Promissory Notes and Loans | | 10,000 | | - |
| Repayment of Promissory Notes and Loans | | | | (45,964) |
| **Net cash provided/(used) by financing activities** | | **70,363** | | **103,516** |
| | | | | |
| Change in Cash | | 20,554 | | 32,711 |
| Cash—beginning of year | | 39,476 | | 6,765 |
| **Cash—end of year** | **$** | **60,030** | **$** | **39,476** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Sazmining Inc. was incorporated on May 3, 2018, in the state of Delaware. The financial statements of Sazmining Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bethesda, Maryland.

Sazmining is a sustainable Bitcoin mining platform for regular people. Sazmining connects investors to renewable energy mining facilities in a simple, fully managed experience. Our vision is to transform how people relate to money and energy. Enabling regular people to participate in mining ensures a bright future for Bitcoin. We aggregate customer demand to reduce renewable energy and mining rig costs. Our platform pools customer capital to bulk order discounted mining rigs and negotiate for low-cost, long-term renewable energy contracts.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Mining Equipment | 3- 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Intangible Assets**

The Company capitalizes its cryptocurrencies. Indefinite-lived intangible assets are not amortized but are required to be recognized and measured at their historical cost; impairment is recognized when their carrying amount exceeds fair value.

**Income Taxes**

Sazmining is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Sazmining earns revenue from three sources: ASIC deposits and sales, hosting fees, and share of bitcoin mining revenue.

**Cost of sales**

Costs of goods sold include the cost of the power of the facility and hosting fee.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $42,256 and $2,157, which is included in sales and marketing expenses.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation.
Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 20, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

| **As of Year Ended December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| Mining Equipment | $ | 31,591 | $ | 31,591 |
| **Property and Equipment, at Cost** | | **31,591** | | **31,591** |
| Accumulated depreciation | | (19,571) | | (8,124) |
| **Property and Equipment, Net** | **$** | **12,019** | **$** | **23,467** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $11,448 and $5,724, respectively.

## 4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

| **As of Year Ended December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| Cryptocurrencies (BTC, ETH) | $ | 42,044 | $ | 904 |
| **Intangible assets, at cost** | | **42,044** | | **904** |
| Accumulated amortization | | - | | - |
| **Intangible assets, Net** | **$** | **42,044** | **$** | **904** |

Cryptocurrencies are Indefinite-lived intangible assets, which are not amortized.

## 5. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 1,134,877 and 1,053,285 shares have been issued and are outstanding.

## 6. STOCK OPTIONS

On April 1, 2021, the Company issued stock option to purchase 59,132 shares of common stock to Lionchase Equity Inc. Lionchase Equity, Inc. acquires the option to purchase up to 59,132 (roughly 5% of outstanding shares) at the purchase price equal to $85.5 per share, $5,055,786 in total. The option vest proportionally at the closing of two years mezzanine bridge loans, or other forms of project financing, aggregating up to $31,000,000, in connection with the financing of one of the two Crypto-Mining Facilities. This option expires on April 1, 2023. No stock options were vested recorded until December 31, 2021.

## 7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 176,471 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2021 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 2.50% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2019 | 6,764 | $ 0.10 | - |
| Granted | - | | |
| Exercised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2020 | 6,764 | $ 0.10 | 10.66 |
| Exercisable Options at December 31, 2020 | 13,754 | $ 0.10 | 10.66 |
| Granted | 71,851 | $ - | |
| Exercised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2021 | 78,615 | $ 0.10 | 9.66 |
| Exercisable Options at December 31, 2021 | 61,851 | $ 0.10 | 9.66 |

Stock option expense for the years ended December 31, 2021, and December 31, 2020, was $7,842 and $1,689, respectively.

## 8. DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| SBA EIDL Loan | $ 3,700 | 3.75% | 5/9/2020 | 5/9/2050 | 139 | 228 | $ 228 | $ 3,472 | $ 3,928 | $ 90 | $ 90 | $ - | $ 3,700 | $ 3,790 |
| Promissory Note - Andrew Szamosszegi | $ 10,000 | 8.00% | 7/1/2021 | 7/1/2023 | $ 401 | 401 | $ - | $ 10,000 | $ 10,401 | $ - | $ - | | | |
| Total | | | | | 540 | $ 630 | $ 228 | $ 13,472 | $ 14,330 | $ 90 | $ 90 | $ - | $ 3,700 | $ 3,790 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ 228 |
| 2023 | 10,228 |
| 2024 | 228 |
| 2025 | 228 |
| 2026 | 228 |
| Thereafter | 2,560 |
| **Total** | **$ 13,700** |

## 9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (21,213) | $ | (28,874) |
| Valuation Allowance | | 21,213 | | 28,874 |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (88,944) | $ | (67,730) |
| Valuation Allowance | | 88,944 | | 67,730 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $63,857, and the Company had state net operating loss ("NOL") carryforwards of approximately $25,087. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10. RELATED PARTY

On July 1, 2021, the company entered into a Line of Credit promissory note with Andrew Szamosszegi, one of the biggest shareholders. The note bears an interest rate of 8% per annum and the note shall be due and payable on July 1st, 2023. As of December 31, 2021, the outstanding note is in the amount of $10,000.

## 11. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through January 20, 2023, which is the date the financial statements were available to be issued.

In the period from January 18, 2022, until January 20, 2023, the Company issued an additional $1,080,100 in convertible notes. The notes bear an interest rate of 4% and the maturity date is set to July 18, 2023.

Through January 20, 2023, 88,793 NSOs and 73,521 ISOs share options were awarded to Employees, Advisors, and Consultants. Terms are typically four- year vesting, one-year cliff, and $0.33 strike price.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

Sazmining is not live or open to the public at this moment.



INVEST IN SAZMINING TODAY!

# Clean Bitcoin Mining

We make purchasing rigs and mining Bitcoin as easy as subscribing to Netflix. Our latest mining facility went live in January 2023 and is now fully operational.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SAZMINING
The Future of Money is Renewable

**$0.00 Raised**



## REASONS TO INVEST

- Top Tier Professionals- Our team is composed of seasoned and accomplished rock stars with decades of experience in Bitcoin and emerging technology.
- Massive Market Opportunity - We believe we are one of the only companies providing accessibility to the $76.6 billion methane-fueled Bitcoin mining market, with $1.8 million already raised in seed funding.*
- Early & Exciting Momentum - We have already earned over $390K in revenue since we began collecting mining rig payments in December 2022. We have received a Letter of Intent for a max. $10M investment (provided we acquire $1M to put in escrow). Our latest mining facility went live in January 2023.

*Market information provided by Berkeley Lab, Batcoinz, and IEA (source, source, source)

**Invest Now**
$13.10 Per Share

| RAISED | INVESTORS |
|---|---|
| $0.00 | 0 |
| **MIN INVEST** | **VALUATION** |
| $353.70 | $20M |

### THE PITCH

*We believe that Bitcoin mining is too complicated and costly for billions of people around the world. It is also notoriously energy-intensive, and critics point to its carbon footprint. We believe that Sazmining solves all of these issues in one fell swoop. Sazmining manages the entire mining process for our customers, so that they don't have to lift a finger in order to receive Bitcoin directly into their wallets. Even better, we lower the financial barriers to mining by aggregating customer purchasing power to buy mining rigs in bulk. With a 350 mining rig capacity facility already live, press enthusiasm, and the recent full launch of our platform, we are ready to build a clean, accessible future in Bitcoin mining.*


$76.6B
market opportunity
$1.8M
raised in seed funding
$300K
in revenue since Dec 2022

## The Marriage between Better Money and Clean Energy Begins

Will Szamosszegi had already been a seasoned tech entrepreneur when he first heard about Bitcoin, the next global reserve asset. After months of research, he knew he had to build a company that would make it easier for people to own Bitcoin.

Meanwhile, Kent Halliburton, a veteran in the renewable energy sector, heard Will in an interview. Kent was impressed, and he quickly connected with Will.

The pair immediately hit it off and brainstormed how they could merge Will's passion for Bitcoin and Kent's passion for renewable energy. Sazmining was born: a platform that managed the entire Bitcoin mining process for retail customers, so that people all over the world could have the opportunity to receive Bitcoin as passive income. Sazmining's mining rigs would run on carbon-neutral energy sources, such as hydro and waste methane gas.

Will and Kent are in the middle of their mission to transform humanity's relationship with both money and energy. We believe that Sazmining is accelerating Bitcoin adoption, and it is giving a boost to the renewable energy economy by relying on them to power its mining rigs.

In the news

## Bitcoin Mining Should be as Easy as Ordering a Netflix Subscription

At Sazmining, we make turnkey Bitcoin mining accessible to retail customers by sourcing, hosting, and maintaining customer's rigs. Customers simply purchase machines through our platform and give us their wallet address, and we handle the rest. Because we only make money when our customers do, our incentives are aligned with those of our customers: we are incentivized to maximize customer mining rigs' uptime and Bitcoin production.


Goodmorning, Louis
Your return on investment
Recent Payouts

### Top-Tier Professionals

Our team is composed of seasoned and accomplished rock stars with decades of experience in Bitcoin and emerging technology

THE PROBLEM & OUR SOLUTION

## Helping Customers Make Money by Solving the Climate Crisis

Our mining rigs run on either clean energy sources like hydropower, or on methane gas (a greenhouse gas up to 84x as potent as $CO_2$) that would have otherwise been emitted into the atmosphere. We believe that we are contributing to subsidizing the clean energy sector and curbing humanity's greenhouse gas emissions (source). We are endeavoring to solve both of these problems by aggregating customer purchasing power to access low-cost, carbon-neutral Bitcoin mining facilities.

## Many Problems, One Solution

We believe that Bitcoin mining is too complicated and costly for billions of people around the world. It is also notoriously energy-intensive, and misinformed critics point to its carbon footprint. We believe that Sazmining solves both of these issues in one fell swoop. Sazmining manages the entire mining process for our customers, so that they don't have to lift a finger in order to receive Bitcoin directly into their wallets. Sazmining is reshaping Bitcoin mining to be more sustainable and affordable. By harnessing hydropower and methane waste to fuel our rigs, we are building a carbon-negative future for Bitcoin mining. Even better, we lower the financial barriers to mining by aggregating customer purchasing power to buy mining rigs in bulk. Finally, our rigs run on only clean energy sources, so our customers can rest easy knowing that their Bitcoin has not damaged the environment. With a 350 mining rig capacity facility already live, press enthusiasm, and the recent full launch of our platform, we are ready to build a clean, accessible future in Bitcoin mining.

## Green, Transparent, and Easy

We are fully transparent with our customers. As they peruse our platform, they know exactly what to expect from their miners:



Your Green Profits
Earn $588 per month with 10 mining rigs.*
Choose how many mining rigs you'd like
1 2 3 4 5 6 7 8 9 10
Rig purchase cost
$20000
ANTMINER S19J PRO | 100TH/s, 3,050W
Est. Online Date: 12/12/2022
Avg. Monthly Revenue
$2388
Bitcoin mined
Avg. Monthly Cost
$1800
energy + maintainance
Projected Monthly Profit
$588
Green profit
Projected Annual Profit Profit
$7056
Mining rigs paid off after 34 months
GET STARTED


Our platform makes it easy for customers to track their miners' progress:



SAZMINING
LOUIS
DASHBOARD
RIG MANAGER
EARNINGS
SETTINGS
Goodmorning, Louis
Download CSV
Active Rigs
5 /5 rigs
Average Hash Rate
550 TH/s
Total Bitcoin mined
5.17 BTC
5.17 BTC ~ $46,200
Total bitcoins mined
11,12%
28 Feb
7 Mar
14 Mar
21 Mar
28 Mar
4 Apr
11 Apr
THIS MONTH
Your return on investment
5.17 BTC Earned
Total Investment
Expected Total Earnings
Recent Payouts
March 21 + 0.31 BTC
February 18 + 0.28 BTC
January 16 + 0.29 BTC
December 2021 18 + 0.30 BTC
November 2021 21 + 0.29 BTC
VIEW ALL
Have Questions? Ask our customer success manager
© 2022 Sazmining. All rights reserved.

THE MARKET & OUR TRACTION

## Turning Toxic Emissions into Green Profits

Sazmining operates at the intersection of Bitcoin mining and climate change. The market opportunity that comes with consuming methane as our fuel source alone is estimated at $76.6 billion (source, source, source). Meanwhile, the market opportunity for Americans with at least $5,000 in savings represents a $149.35 billion opportunity (source).

### Since our launch, we have achieved the following milestones:

**Raised $1.8 million** during our Seed Stage

**Launched our platform in April** at Bitcoin 2022 in Miami

**Secured 2 MWs of renewable energy** for Bitcoin mining

Sold 122 rigs for a **total revenue of $390,000**

**Secured a hydro facility in Wisconsin,** which will be live in January

**464** waitlist total

Sazmining has been featured in Forbes, Bitcoin Magazine, Cointelegraph, and our CEO has been interviewed by E-Crypto News, Authority Magazine, The Halving Report, and the Crypto Coin Show.

"I love having access to Sazmining's unique business model. In particular, the concept of targeting the smaller investors is attractive. Any contact I have enjoyed with the staff has been honest, helpful and oriented towards great customer service. I would give more stars if I could."

**Jilly Bean** 29 June 2022 ★★★★★

"Great customer experience, they simplify and handle everything. Excited to start mining with them!"

**David R** 23 June 2022 ★★★★★

"Sazmining is a brilliant business and an A-list team. They're bringing us to a future of better energy, better money, and a cleaner environment, all while helping customers earn passive income. I'm proud to be on this journey with them!"

**Austin Stewart** Trojka ★★★★★

*These testimonials may not represent the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

## Bitcoin as a Weapon against Climate Change

Sazmining's purpose is to improve the way humanity relates to energy & money. We believe that our carbon-neutral rigs can make the Bitcoin network more environmentally friendly as our market share grows. We plan to use this raise to reserve an additional 6 megawatts of clean energy, onboard an additional 2,000 customers through marketing, deliver a better customer experience, and build new customer-requested features. With early customer enthusiasm, press attention, and our recent full launch, we believe that we are perfectly positioned to reshape the way humanity mines Bitcoin for the better. We want to put newly mined Bitcoin in the pockets of one million customers.

**Invest to Receive Bitcoin Goodies, Our Treat!**
When we say that we want the entire world to adopt Bitcoin, we mean it. Investors will receive a Bitcoin hardware wallet, a mining rig, a ticket to Bitcoin Miami 2023, or other Sazmining perks. You won't just buy a piece of Sazmining–you'll become a proud Bitcoiner.

MicroStrategy co-founder Michael Saylor has previously stated that, "Bitcoin is digital gold, it's 100x better than gold" (source). Similarly, we believe that both Bitcoin and Bitcoin mining are here to stay.

The total number of Bitcoin addresses has grown past 1 billion in the asset's extremely young lifespan, with no signs of deceleration (source). As shown in Figure 2, Bitcoin continues to prove its use as a medium of exchange. In 2021, its cumulative annual transfer volume officially surpassed that of Visa, reaching $13.1 trillion (source).



Bitcoin Settled ~$13.1 Trillion in 2021
Annual Transfer Volume (Trillion, USD)
BTC Volume as % of Visa Payments Volume
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
140%
120%
100%
80%
60%
40%
20%
0%
2015
2016
2017
2018
2019
2020
2021


Figure 2. Annual transfer volume of Bitcoin and Visa

As shown in Figure 3, Bitcoin's worth as a global store of value is demonstrated by the fact that those living under unstable monetary regimes adopt Bitcoin at a greater rate than those living under stable monetary regimes (source). In other words, Bitcoin is already proving valuable to those in the developing world, where fiat currencies lose value at a far greater rate than do currencies in the developed world (source).



HOW COMMON IS CRYPTO?
Share of respondents in selected countries who said that they used or owned cryptocurrency (2020)
Nigeria 32%
Vietnam 21%
South Africa 17%
Turkey 16%
Peru 16%
Spain 10%
China 8%
U.S. 7%
Germany 6%
Japan 4%
statista


Figure 3. Countries ranked by rate of crypto (Bitcoin) adoption.

## ABOUT

| HEADQUARTERS | VALUATION |
|---|---|
| **9641 Eagle Ridge Drive Bethesda, MD 20817** | **$20M** |

We make purchasing rigs and mining Bitcoin as easy as subscribing to Netflix. Our latest mining facility went live in January 2023 and is now fully operational.

## TEAM



## William Szamosszegi
### CEO

William Szamosszegi is a serial entrepreneur with 7+ years of experience as a successful technology CEO & Founder. He is a thought leader on bitcoin, energy, blockchain/cryptocurrency & bitcoin mining. As host of the Sazmining Podcast, he discusses these subjects with fellow industry leaders. William's op-eds have been featured in mainstream publications like Cointelegraph and Coindesk, and his commentary can be found in Forbes and Business Insider. His mission with Sazmining is to improve humanity's relationship with money and energy by democratizing access to renewable bitcoin mining.

in



### Martin Patrick Hidalgo
### Chief Financial Officer

Prior to Sazmining, Patrick was CFO of Bitt, which launched the world's first blockchain based central bank digital currency for a monetary union. Most of his career has been on the buyside of fixed income capital markets including Director of Trading Operations at Proprietary Capital, a mortgage derivative hedge fund, where he helped grow the assets under management from $100MM to $600MM. He also whole loan traded or securitized $15B of collateral as a Vice President of Secondary Marketing at Countrywide Home Loans. He has an BS in Finance from the University of Colorado at Boulder and an MBA in International Business from the University of Illinois at Urbana-Champaign.

in



### Andrew Zoltan Szamosszegi
### Advisor and Board Member

Andrew Szamosszegi is a principal at Capital Trade, Inc. and board member of Sazmining, Inc. He is an original investor in Sazmining and one of its advisors. As an economic consultant, he advises clients on economics aspects of international trade and investment opportunities and disputes.

in



### Kent Marshall Halliburton
### President and Chief Operating Officer

As Sazmining's President and Chief Operating Officer, Kent oversees the operations and cultural development of Sazmining. He has hired the Sazmining team, overseen the technical product development, located current and future ESG-friendly facilities, and led sales efforts. Kent has implemented an OKR goal-setting system to integrate the organization, a feedback system to foster employee growth, a proprietary hiring methodology to source A Players, and a compensation philosophy to ensure fair and transparent compensation.

Prior to his position at Sazmining, Kent led sales, business development, and software efforts for a publicly-traded solar energy company (RSOL, no longer traded). He executed on 9-figure sales targets, managed a team of more than 100, and oversaw the development and deployment of the company's operations software. A dynamic and capable leader, Kent keeps both budgetary goals and cultural vision balanced.

Kent graduated Summa Cum Laude with a B.S. in Computer Engineering from California Polytechnic University, San Luis Obispo. He helped develop Solar Energy Industry Association's (SEIA) Sales Training program. Kent has been published in Bitcoin Magazine and Yahoo! Finance. He also developed projects with BMW and Lowe's.

in

# TERMS

Sazmining

## Overview

PRICE PER SHARE
**$13.10**

VALUATION
**$20M**

DEADLINE
**May 12, 2023**

AMOUNT RAISED
**$0.00**

## Breakdown

MIN INVESTMENT
**$353.70**

MAX INVESTMENT
**$1,234,989.40**

MIN NUMBER OF SHARES OFFERED
**1,145**

OFFERING TYPE
**Equity**

ASSET TYPE

SHARES OFFERED
**Common Stock**

MAX NUMBER OF SHARES OFFERED
**94,274**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing →

Offering Memorandum →

Risks

**Company** : **Sazmining Inc.**

**Corporate Address** : **9641 Eagle Ridge Drive, Bethesda, MD 20817**

**Offering Minimum** : **$14,999.50**

**Offering Maximum** : **$1,234,989.40**

**Minimum Investment Amount (per investor)** : **$353.70**

**Terms**

**Offering Type** : **Equity**

**Security Name** : **Common Stock**

**Minimum Number of Shares Offered** : **1,145**

**Maximum Number of Shares Offered** : **94,274**

**Price per Share** : **$13.10**

**Pre-Money Valuation** : **$19,996,888.00**

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Time-Based Perks**

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 7% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

**Volume-Based Perks**

**Tier 1 Perk** — Invest $750+ and receive access to our Exclusive Sazmining Investor Telegram group

**Tier 2 Perk —** Invest $1500+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet

**Tier 3 Perk** — Invest $3000+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet w/ metal seed plate + a call with our CEO or COO

**Tier 4 Perk** — Invest $10,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free domestic flight to Miami to have dinner with team* + a free Coldcard Bitcoin hardware wallet w/ metal seed plate.

**Tier 5 Perk** — Invest $20,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free GA Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**Tier 6 Perk** — Invest $30,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Industry Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**Tier 7 Perk** — Invest $50,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Whale Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**Tier 8 Perk** — Invest $100,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Whale Bitcoin Miami 2023 ticket + domestic/international business class flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a spot on our podcast/Twitter spaces + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**10% StartEngine Owner's Bonus**

Sazmining will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $13.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,310. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Time & Volume-based in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.


## JOIN THE DISCUSSION

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## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

## WHY STARTENGINE?

**REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

**SECURE**
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**Important Message**

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

*What if you could own part of the future of sustainable eco-friendly Bitcoin mining?*

*My name is Williams Szamosszegi and I'm the CEO and founder at Sazmining.*

*Here at Sazmining, we believe Bitcoin is the solution to humanity's broken legacy financial system that leaves billions of people behind every day. I'm extremely bullish on Bitcoi, fulfilling its purpose as the next global reserve asset, and the soundest money ever invented. Sazmining's purpose is to improve the way that humanity relates to energy and money. We make Bitcoin mining accessible to retail investors by sourcing, hosting, and managing customer rigs, allowing customers to benefit from a passive income stream of Bitcoin sent directly to their Bitcoin wallet. As part of our sustainability mission, all of our facilities are powered by 100% clean energy, such as hydro, methane gas, wind, and solar. We waste over two-thirds of the entire energy capacity that we have, and there's a tremendous amount of pollution around the world today with methane. Methane is 84X as bad for the atmosphere than carbon dioxide. And so with Bitcoin mining, you can go and you can capture this methane, use it to generate electricity, and power Bitcoin miners. The big problem without Bitcoin mining is that that energy wouldn't be used.*

*Our team is composed of seasoned and accomplished rock stars with decades of experience in Bitcoin and emerging technology, and multiple successful exits under their belt.*

*When you attract investors such as the first female Chief of Staff of the Victorian government in Australia, Sarah McKenna, the President of RC Americas, one of the largest solar panel manufacturers in the U.S., Carrie Hayes, an Oxford-educated and tenured philosophy professor, Troy Cross, and a product manager with a successful billion-dollar exit as an advisor. Paul Wehner. Just imagine where Sazmining is going.*

*Sazmining has been featured in some of the most popular finance publications, such as Forbes, Coin Desk, Coin Telegraph, Bitcoin Magazine. We are democratizing ownership of Sazmining the same way we democratize Bitcoin mining- by removing the high barriers to entry. We are raising with StartEngine to give average folks the opportunity to get in on an investment that was previously only available to accredited investors.*

*We can't wait for you to join us in our mission to revolutionize humanity's relationship between money and energy.*

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.